Exhibit 99.2

Mimecast Limited

Notice of Annual General Meeting

NOTICE OF 2017 ANNUAL GENERAL MEETING

EXPLANATORY NOTES ON THE BUSINESS OF THE AGM

The background to the business of the Annual General Meeting (“AGM”) of Mimecast Limited (the “Company”) set out above is as follows.

Resolution 1 - reports and accounts

1.	The directors are required to present to the AGM the Company’s accounts for the year ended March 31, 2017 together with the directors’ report and the auditors’ report on those accounts. A copy of the accounts for the year ended March 31, 2017 will be available for inspection by members at the AGM. This resolution is advisory only.

The Company’s accounts for the year ended March 31, 2017 have been prepared in accordance with Jersey law and are substantially based on the financial information contained in the Annual Report on Form 20-F previously filed by the Company with the United States Securities and Exchange Commission.

Resolutions 2 and 3 - re-election of directors

2. & 3.	Under the Company’s articles of association, the directors of the Company are classified into three classes, Class I Directors, Class II Directors and Class III Directors. The Class II Directors, being Neil Murray and Christopher FitzGerald, are required to retire at this year’s AGM but are eligible to stand for re-election. Both Neil Murray and Christopher FitzGerald are standing for re-election.

If Neil Murray and Christopher FitzGerald are re-elected, under the Company’s articles of association they will each hold office until the date of the Company’s 2020 annual general meeting and until his successor is duly elected and qualified, or until his earlier death, resignation, disqualification or removal.

Biographical details of both Neil Murray and Christopher FitzGerald are set out below.

Neil Murray has served as the Company’s Chief Technology Officer and a member of the Company’s board of directors since co-founding the Company in 2003. Prior to that, Mr. Murray served as the Chief Technical Officer of Global Technology Services, a South African provider of business information solutions that acquired Pro Solutions (Prosol Group Pty), a software development company that he co-founded in 1992. Mr. Murray’s 20 year-career also includes experience in architecting and building leading software products for internet banking, messaging and rapid application development.

Christopher FitzGerald has served as a member of the Company’s board of directors since 2007 and is currently the lead independent director, a member of the Company’s audit committee and the chair of the nominating and corporate governance committee. Mr. FitzGerald served as a non-executive director of City Merchants High Yield Trust, a London based investment company (LON: CMHY), and The Intercare Group, a U.K. pharmaceuticals business. Mr. FitzGerald was also a member of the Committee of Executive Directors and General Counsel at NatWest Group plc. Before that, Mr. FitzGerald was a partner in the London law firm Slaughter and May, where he specialized in advising major financial services businesses. Mr. FitzGerald holds a Master of Arts in Jurisprudence from Oxford University.

Resolutions 4 and 5 - auditors

4.	Resolution 4 approves the re-appointment of Ernst & Young LLP in the United Kingdom as auditors of the Company until the conclusion of the next annual general meeting of the Company.

5.	Resolution 5 authorises the board to determine the remuneration of the auditors.